DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 29, 2008

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated May 29, 2008

Enclosed is a copy of our News Release dated May 29, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

08003086

RECEIVED
2008 JUN 10 A 5:22

Enclosure

PROCESSED
JUN 11 2008
THOMSON REUTERS

dlw 6/10

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 29, 2008 For Immediate Release

Arif Merali Appointed to the Board of Directors

Dentonia Resources Ltd. ("Dentonia") is pleased to announce the appointment of Mr. Arif Merali to its board of directors. Mr. Merali is a self-employed businessman and a former registered representative at Canaccord Capital Corp. He is currently a director of Atocha Resources and will provide exploration opportunities to Dentonia and assist in the recently announced private placement.

In addition, Dentonia would like to announce the resignation of Mr. Harold Gershuny who has served the board since 2006. The board of directors would like to express their appreciation for his effort and support during his tenure.

Dentonia is awaiting for the results of the Preliminary Technical Assessment ("PTA") Report of the DO27 kimberlite pipe at Lac de Gras, NWT, being prepared by AMEC Americas Ltd. ("AMEC"), an international consulting firm. This report should be available shortly.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END

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